U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10SB

      General Form for Registration of Securities of Small Business Issuers
           Under Section 12(b) or 12(g) of the Securities Act of 1934


                           TUGBOAT INTERNATIONAL, INC.
                         -------------------------------
                         (Name of Small Business Issuer)


           Delaware                                      95-4735256
-------------------------------            -------------------------------------
(State or Other Jurisdiction of            I.R.S. Employer Identification Number
 Incorporation or Organization)


           744 W Hastings St., Suite 316 Vancouver, BC, Canada V6C 1A6
           -----------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                  760-773-0278
                           ---------------------------
                           (Issuer's Telephone Number)


        Securities to be Registered Under Section 12(b) of the Act: None

           Securities to be Registered under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                         ------------------------------
                                (Title of Class)
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                               TABLE OF CONTENTS


                                     PART I

Item 1.  Description of Business ...........................................   3
Item 2.  Management's Discussion and Analysis or Plan of Operation .........  12
Item 3.  Property ..........................................................  14
Item 4.  Security Ownership of Certain Beneficial Owners and Management ....  14
Item 5.  Directors, Executive Officers, Promoters, and Control
         Persons of the Company ............................................  14
Item 6.  Executive Compensation ............................................  15
Item 7.  Certain Relationships and Related Transactions ....................  16
Item 8.  Description of Securities .........................................  16

                                     PART II

Item 1.  Market Price of and Dividends on the Company's Common
         Equity and Other Shareholder Matters ..............................  17
Item 2.  Legal Proceedings .................................................  18
Item 3.  Changes In and Disagreements with accountants on
         Accounting and Financial Disclosure ...............................  18
Item 4.  Recent Sales of Unregistered Securities ...........................  18
Item 5.  Indemnification of Directors and Officers .........................  18

                                    PART F/S

Index to Financial Statements ..............................................  19

                                    PART III

Item 1.  Index to Exhibits .................................................  27

                                        2
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ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

Tugboat International, Inc. ("the Company") is filing this Form 10SB registration statement on a voluntary basis and plans to continue filing interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to maintain compliance with the Securities and Exchange Commission's ("SEC") requirements to maintain the status of a reporting company. The Company plans to become a reporting company in order to list its securities for public trading on the over-the counter Electronic Bulletin Board ("OTCBB"). Under current National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

FORWARD LOOKING STATEMENTS

Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words "anticipate," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Forward-looking statements involved risks and uncertainties, and the Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement. All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

BUSINESS OF THE ISSUER

Tugboat International, Inc. ("the Company") was incorporated in the State of Delaware on July 20, 1998. Tugboat International, Inc. ("the Company," "Company," "Our," "our," "We," "we,") business plan is to become actively engaged in the business of buying, selling, trading and auctioning collectible and valuable coins via an Internet web-site.

STRATEGY

The Company's planned operating strategy is to buy, sell, trade and auction collectible and valuable coins via an Internet web-site. In addition, the Company plans to integrate partner coin companies which buy, sell, trade and auction collectible and valuable coins into a collaborative network by developing long term relationships with and among them. The Company plans to use and develop collective resources within the partner coin companies to actively buy, sell, trade and auction collectible and valuable coins and currency. The Company believes its current management team (See Item 5 - Directors, Executive Officers, Promoters, and Control Persons) brings experience, industry relationships, and specific expertise within the company that will enhance the ability of the Company's proposed collaborative network to buy, sell, trade and auction collectible and valuable coins via the Internet. The current management team is limited to one officer of the company and the amount of time that he plans to devote promoting the Company's business plan will be limited to a part-time basis. In addition, the current officer currently has obligations and/or employment that may take priority over that of the Company.

Tugboat International Inc. was incorporated with a view to becoming a full-service provider of value-added services to dealers and collectors of coins and rare currency. The Company plans to seek income from the sale of its inventory of collectible coins by setting up an Internet web-site and receive revenues from its trades, classifieds and planned auctions in the form of agent commissions from buyers and sellers. The Company also plans to develop certain relationships with other dealers and collectors to offer services in a collaborative network via partner coin companies to assist in buying, selling, trading and auctioning coins and rare currency.

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PRODUCT

The Company intends to conduct auctions in a variety of formats that allow coin collectors to choose the format with which they are most comfortable. Most of the collectible coins to be sold at the Company's auctions will be obtained on consignment from third parties or supplied to the Company by selected dealers who possess the expertise, integrity and the capacity to provide the Company with high-end coin collectibles for auction on a regular basis. The Company is currently seeking contractual arrangements with these suppliers that require them to supply to the Company a minimum dollar value of collectible coins during each contract period. Other coins to be sold at our auctions will be derived from collectibles that have been acquired by us for resale. Acquiring inventories of collectible coins will provide us with greater control over the quality and value of the collectibles we can make available for sale at our auctions and enables us to take advantage of opportunities to purchase highly sought after collectible coins at favorable pricing. To avoid conflicts of interest, the Company only will acquire collectible coins that have been previously graded or authenticated, and such collectibles are sold without being regraded by the Company. Maintaining inventories of coin collectibles, however, presents valuation risks because of potential fluctuations in their market prices. The Company will strive to mitigate the market risk of its inventory through frequent turnover. The Company anticipates the average inventory turnover, excluding rare coins, is fewer than 120 days. However, the Company may acquire a large quantity of collectible coins when available, often at significant discounts. The Company intends to utilize the services of Professional Coin Grading Service or PCGS to provide an authentication and grading service which will give collectors and dealers the confidence to buy and sell high-end coins without physical inspection (commonly referred to as sight-unseen) through Internet auctions.

COMMERCE

The Company intends to conduct its proposed auctions in a variety of formats that allow coin collectors to choose the format with which they are most comfortable. The proposed auctions will be offered in two forms - premium auctions and monthly auctions. The proposed premium auctions will feature special or unique coin collectibles. The Company intends for buyers to initially place bids over the Internet. The Company will require consignors in our premium auctions to ship their coin collectibles to the Company prior to auction. By taking physical possession of the coin collectibles to be sold in auction, the Company will ensure fulfillment of the transaction. Also, the Company plans to ensure that upon delivery the auctioned item will meet the description made in our auction materials to the buyer's complete satisfaction. The Company will photograph and prepare descriptions for all items consigned to us for auction and compile a listing of all items to be auctioned in advance of each of our proposed premium auctions. Collectors can thus view all of the collectibles to be auctioned, along with complete descriptions, by visiting our web-site and viewing online. At the conclusion of the auction, the Company will handle shipping and payment transactions. If the buyer is not satisfied, the Company will refund to the buyer the amount paid for the item. In addition to addressing concerns of buyers, the Company will also arrange for prompt payment to sellers of the proceeds of transactions completed in our auctions. Thus, our method of operation will eliminate the concerns of buyers and sellers in completing sight-unseen transactions. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with developing the proposed monthly or premium auctions.

Monthly auctions will feature coin collectibles consigned to us by individuals and by dealers of quality coin collectibles, as well as coin collectibles from our own inventory. All proposed auctions will be conducted over the Internet and enable collectors to sell their high-end collectibles in a more timely manner. Initially, the Company intends to implement proposed monthly auctions and later expand to offering premium auctions. There can be no assurances that the Company can develop the proposed monthly or premium auctions, and if the Company cannot enter into any favorable agreements with partner coin companies to offer the proposed monthly or premium auctions, it would have a material adverse impact on the Company. Management has not negotiated or entered into any agreements with

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any potential partner coin companies. In addition, management has not developed any development plans or negotiation standards for dealing with potential partner coin companies.

SALES AND MARKETING

The number and dollar value of transactions in the coin collectibles markets we serve are not easily ascertainable. However, PCGS estimates that the annual dollar value of transactions for certain coin collectibles markets are as follows: modern commemorative and gold coins - $20 billion; rare coins (U.S.
only) - $1.0 billion. To achieve the Company's goal of becoming the full-service market place of choice for high-end coin collectibles, the Company intends to publicize and attract people to its proposed web-site through Internet advertising and print advertisements placed in weekly and monthly trade publications targeted at coin collectors. The Company plans to maintain an industry presence by attending most major coin collectible trade shows. By seeing the coin items on display in the Company's booth, visitors will then be able to log on to our web-site at the booth and participate in auctions by bidding for coins online.

The Company intends to devote significant resources to providing personalized, customer service and support in a timely manner. The first level of support will be the electronic and automated communications with customers, consignors and bidders. This will keep buyers and sellers updated on the status of auctions and coin collectibles submitted for auction. The next level of support will be the development of the Company's computer-assisted telephone and Internet information system, through which the Company can track the status of the coins the Company will receive for auction. The Company is currently reviewing different auction software for purchase to accomplish this support level. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with purchasing auction software.

The Company also intends to enter into a strategic relationship with e-Bay or another such entity that will enable all of its users to access our services and coin auction. The Company anticipates that numerous customers will gain immediate access to our co-branded web-site and the Company's database. Management has not negotiated or entered into any agreements with e-Bay or another such entity. In addition, management has not developed any development plans or negotiation standards for dealing with any of these entities.

The Company also anticipates establishing relationships with partner coin companies with leading coin experts in high-end coin collectible markets. The experts will provide the Company with collectibles while others will provide content such as price guides and authoritative information in their areas of expertise for our web-site. Management has currently not negotiated or entered into any agreements with any potential coin partner company. There can be no assurance that the terms negotiated by the Company will be acceptable to potential coin partner companies, and if favorable agreements cannot be made it would have a material adverse impact on the Company.

OPERATIONS AND TECHNOLOGY

The Company intends to purchase software to maintain monthly auctions and provide data with respect to previous auctions. This system will handle all aspects of the auction process and enable users to follow and participate in the bidding during the course of the auction. The auction system will be integrated with additional internal software systems to provide full support of the auction process including: and inventory management system that keeps track of consigned collectibles as they progress through the system from receipt, to photography, to auction creation and all the way to final shipment; a customer information system; and a corporate accounting system. This system will create and send bidder invoices and consignor sales information immediately after completion of an auction. The system will support credit card transactions for the winning bidders. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with purchasing software to maintain monthly auctions.

                                       5
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COMPETITION

The trading of collectibles over the Internet is new, rapidly evolving and intensely competitive. In the Internet auctions business generally, our competitors include eBay, Amazon.com, Yahoo!, Onsale, Auction Universe, a division of Classified Ventures, Inc. and Excite. Our competitors in the Internet collectibles auction business include Collectit.net, Collectors Supermall, and Numismatists Online. Large corporations with recognized capabilities in business-to-consumer commerce, including America Online, Microsoft, Cendant, and QVC, have large resources which could also be directed to compete in the Internet auction market. Barriers to entry are relatively low and current and new competitors can launch new sites at a relatively low cost using commercially available software. The Company believes that the principal competitive factors in our Internet auction business will be expertise in the coin collectibles offered for sale; quality of coin collectibles; population of buyers and sellers that use the service; availability of related services, such as authentication and grading, customer service and staff expertise; reliability of delivery and timely payment; and web-site convenience and accessibility.

The traditional auction business is also highly competitive. The Company competes directly with other companies that specialize in coin collectibles and have an industry reputation for hosting premium collectibles auctions. Our competitors in traditional auction markets include Heritage Numismatic Auctions as well as other reputable companies such as Sotheby's and Christie's which do not specialize in, but do conduct coin auctions. In addition, other significant auction companies that do not presently engage in coin auctions, may decide to enter our markets to compete with us.

If the Company is unable to attract, develop, and maintain relationships with the proposed partner coin companies, it would have a material adverse impact on the success of the Company. Reference is made throughout this registration statement to "partner coin companies" in which the Company anticipates developing a strategic interest with leading coin experts in high-end coin collectible markets to provide the Company with collectibles, price guides and authoritative information in their areas of expertise for our web site. The Company currently has no relationship, by agreement or otherwise, with any partner company(s).

The Company has no new public announcements of services or products planned.

The Company does not rely on raw materials for conducting its business.

The Company will not be dependent on one or a few major customers, but will rely on the broad-based coin market for developing customers over time.

The Company currently has no patents, trademarks, licenses, franchise, royalty agreements, or labor contracts in place.

The Company is unaware of need for governmental approval for its proposed business plan. The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. We do not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of our business and no state has filed a claim asserting that we are subject to such legislation. Although we have received no communications from the state of California or any other state, no legal determination has been made with respect to the applicability of the California regulations to our business to date and

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little precedent exists in this area. Therefore, given the nature of Tugboat's business, the Company does not anticipate any material costs associated with compliance with federal, state and local environmental laws and regulations.

The Company does not intend to collect sales tax or other similar taxes on goods sold by users through our online service. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as ours which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Since the Internet is worldwide, other jurisdictions may seek to tax or otherwise burden our business with regulatory requirements.

The Company is currently not aware of any federal, state or local laws and regulations regulating the Internet at this time which would materially affect its business activities.

The Company is unaware of any environmental laws (federal, state, or local) that will have an effect on its proposed business.

The Company has spent no money over the past two years on research and development.

Currently, the Company has no employees excluding the current officer and directors. Christos Papadimos, officer and director of the Company, and J. Michael Page, director of the Company, are currently employed full time. (SEE
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSON" Potential Conflicts of Interest). The officer and directors anticipate devoting, at most, 20 hours per month. This is only an estimation and may be increased or decreased depending on unforeseen factors. Though no commercial conflicts are anticipated between the current employers of the officers, directors, and the Company no assurance can be given that this will continue.

                                  RISK FACTORS

The Company is in the development stage and the market it intends to compete within is new and emerging. There are several competitors within the marketplace that have significantly greater financial and management resources than the Company. The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business plan. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISKS PARTICULAR TO TUGBOAT INTERNATIONAL, INC.

A.   NO OPERATING HISTORY TO EVALUATE.

The Company's business strategy was developed in July, 1998 and to date has not commenced operations or generated revenue. The Company, therefore has no operating history from which you may evaluate our business and prospects. We are among the many companies that have entered into the coin and rare currency markets which sell or plan to sell on the Internet. In addition, many, and likely all, of our proposed coin partner companies will be in the early stages of their development. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets which sell on the Internet.

B.   DECLINE IN THE POPULARITY OF HIGH-END COLLECTIBLES COULD IMPACT OUR
     BUSINESS

The popularity of certain categories of collectibles may vary over time due to perceived scarcity, subjective value, general consumer trends, changes in the prices of precious metals, interest rates and other general economic conditions. Additionally, a decline in the popularity of collectibles, and coins in particular, would result in fewer transactions in our proposed auctions and fewer sales from our proposed inventory, reducing our revenue form auction sales.

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C.   OUR FUTURE OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS

Our potential operating results are expected to be unpredictable and we expect them to fluctuate in the future due to a number of factors, many of which are outside the Company's control. These factors include:

     -    our ability to significantly increase our customer base;

     - our ability to obtain or purchase coin collectibles to offer at our proposed auctions;

     - our ability to re-sell our inventory of coin collectibles in a timely manner;

     -    our ability to maintain gross margins;

     -    our ability to maintain customer satisfaction;

     -    the general availability and pricing of high-end coin collectibles;

     - our ability to establish relationships with partner coin companies with leading coin experts in high-end coin collectible markets;

     - costs relating to the expansion of our operations and the introduction of new types of services;

     - services offered by our competitors and the success of our competitors;

     - technical difficulties with consumers' use of our proposed website or service interruptions; and

     - general economic conditions and economic conditions specific to the prices of high-end coin collectibles.

Our future operating results are also dependent on the success of our future Internet website and the amount of resources that we will need to devote to the development of our website. Our Internet website is currently not set up and the Company will be in the early stages of development of the website which will offer proposed auctions for collectibles that may have a lower average selling price than what we are anticipating. Development and continued development of our website will require significant resources. There is a risk that the planned website will not result in any revenues which would have a negative impact on our business.

D. WE HAVE HAD NO HISTORY OF OPERATIONS AND EXPECT OPERATING LOSSES IN THE FORESEEABLE FUTURE.

The Company expects to incur operating losses for the foreseeable future and if we ever have operating profits, we may not be able to sustain them. Expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

     -    purchasing auction software;

     -    purchasing and maintaining inventory of coin collectibles;

     - developing a website to keep buyers and sellers updated on the status of auctions and coin collectibles submitted for auction;

     - development of a computer-assisted telephone and Internet information system, through which the Company can track the status of the coins the Company will receive.

     - Seeking contractual relationships with selected coin dealers and experts in the coin collectible markets to supply coin collectibles for auction.

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Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses are not accompanied by increased revenue, our operating losses will be even greater than we anticipate.

E.   WE MAY INCUR LOSSES AS A RESULT OF ACCUMULATING INVENTORY

In addition to auctioning collectibles for other partner coin companies, we anticipate that approximately 10% of the aggregate sales prices of coin collectibles sold at our proposed auctions be from our own inventory. The Company intends to purchase these collectibles from dealers and collectors and will assume the inventory and price risks of these items until they are sold. If we are unable to resell our purchased coin collectibles when we want or need to, or at prices sufficient to generate a profit on their resale, or if the market value of our inventory of purchased coin collectibles were to decline, the company's proposed operating results would be negatively affected.

F.   THERE ARE LIMITED SUPPLIES OF COIN COLLECTIBLES

Our business will be substantially dependent upon obtaining collectible coins for reselling. We will depend on dealers, coin collectors and other coin partner companies for submitting coin collectibles to the company and there is no guarantee that coin collectible submissions will occur. Any change in proposed relationships with these dealers, coin collectors and other coin partner companies could negatively impact our ability to obtain or auction high-end coin collectibles in the quantities and at the times we desire. This could impair our ability to attract a sufficient number of people interested in high-end coin collectibles to our proposed auctions, which could harm our business.

G. WE FACE COMPETITION IN ATTRACTING COIN COLLECTORS TO OUR PROPOSED INTERNET WEBSITE

The market for Internet auctions is highly competitive and most major Internet websites of such companies as Yahoo!, eBay Inc., Onsale, Inc. and Excite, Inc., a subsidiary of At Home Corporation, host Internet auctions where coin collectibles are traded. Barriers to entry to the Internet auction market are relatively low, and current and new competitors can launch new websites at a relatively low cost using commercially available software. We potentially face competition from a number of large Internet communities and services that have expertise in developing Internet commerce, such as Amazon.com, Inc., America Online, Inc. and Microsoft Corporation. Other large companies with strong brand name recognition, substantial resources and experience in Internet commerce, such as Cedant Corporation, QVC, Inc. and other large media companies may also seek to compete in the Internet auction market. In addition to currently or potentially competing for auction services with major Internet commerce companies, we also compete with a number of other small service providers including those that specifically serve the coin collectible markets. Competitive pressures created by any one of these companies, or by our competitors collectively, could harm our business.

Some of our competitors have longer operating histories in Internet commerce, large customer bases, greater brand name recognition and significantly greater financial, marketing, technical and other resources. In addition, other Internet trading services may be acquired by or enter into commercial relationships with large, well-established and well-financed companies as use of the Internet increases. Further, there is a risk that someone could create a website that draws auction information from numerous auction websites to create a consolidated auction. Such an "auction supermarket: could reduce the amount of traffic we receive on our potential website and have a negative effect on our Internet business.

H.   TRADITIONAL AUCTION BUSINESS IS HIGHLY COMPETITIVE

The traditional auction business is also highly competitive. We will compete directly with other companies that specialize in coin collectibles and have an industry reputation for hosting premium coin collectibles auctions, including Heritage Numismatic Auctions, Inc., Collectors Universe, Inc. as well as other

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companies such as Sotheby's, Inc., Christie's, Inc. and Greg Manning Auctions,
Inc., which do not specialize in but do conduct coin auctions. These competitors each have the ability to attract buyers to their auctions as a result of their reputation and the quality collectibles they obtain through their industry connections. In addition, other reputable auction companies that do not presently engage in auctions for coins or other collectibles that are the focus of our business may decide to enter our markets to compete with us. These companies have greater name recognition and have greater financial and marketing resources than we do. If these auction companies are successful in entering the specialized high-end coin collectibles markets in which we plan to participate or dealers participate less in our auctions, we may attract fewer buyers and our business could be harmed.

I. GROWTH AND ACQUISITION MAY STRAIN OUR MANAGEMENT, OPERATIONAL AND FINANCIAL RESOURCES

There can be no assurances that our planned facilities, proposed computer systems, personnel and inventory controls will be adequate to support any future operations. In addition, there is a risk that we may not be able to expand our coin collectibles operations to allow for additional capacity at the same rate as market demand may be created.

If appropriate opportunities present themselves, we also intend to acquire businesses, technologies, services or products that we believe will help us develop and expand our business. The process of integrating and acquired business, technology, service, or product may result in operating difficulties and expenditures which we cannot anticipate and may absorb significant management attention that would otherwise be available for further development of our existing business. Moreover, the anticipated benefits of any acquisition may not be realized. Any future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which might not be available to us on favorable terms or at all, and might be dilutive. Additionally, we may not be able to successfully identify, negotiate or finance future acquisitions or to integrate acquisitions with our current proposed business.

J.   WE RUN A RISK OF PROPOSED SYSTEM CAPACITY CONSTRAINTS AND SYSTEM FAILURE

We will seek to generate a high volume of traffic and transactions on our proposed website. If we generate too much traffic to our proposed website, our website will exceed its capacity, load slowly and be less responsive. This may potentially drive away customers. Our inability to integrate software and hardware or to develop and further upgrade our technology to accommodate increased traffic on our proposed websites or increased transaction volume through our proposed processing systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience on our proposed websites, and delays in reporting accurate financial information.

K. WE FACE THE LOSS OF KEY PERSONNEL WHICH COULD ADVERSELY AFFECT PROPOSED OPERATIONS

Our performance is greatly dependent on the performance of our management and directors. The loss of the services of our executive officer or directors could harm our business. Our key management people have some expertise in purchasing coin collectibles and preparing auctions that will be attractive to buyers of high-end coin collectibles. The loss of these management people could have a negative impact on our reputation for expertise in the coin collectibles markets. Additionally as the company operations get underway, we must identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel, including programmers. Competition for highly skilled technical, managerial, marketing and customer service personnel is intense. We may not be able to successfully attract, integrate or retain sufficiently qualified personnel, which failure could harm our business.

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L.   WE ARE DEPENDENT ON THE CONTINUED GROWTH OF INTERNET COMMERCE

Our business could be harmed if any of the following situations occur:

     - the use of the Internet does not continue to grow or grows more slowly than expected;

     - the Internet's infrastructure does not effectively support the growth that may occur; and

     -    the Internet does not become a viable commercial marketplace.

The market for the sale of goods over the Internet is a new and emerging market. Rapid growth in the use of, and interest in, the Internet is a recent phenomenon and may not continue to develop.

M. INSECURE TRANSMISSION OF CONFIDENTIAL INFORMATION AND THIRD PARTY MISCONDUCT COULD HURT CUSTOMER CONFIDENCE IN INTERNET COMMERCE

Many consumers are concerned about transmitting confidential information, such as credit card numbers, over the Internet. Public confidence in secure transmissions is a significant barrier to Internet commerce and communications. We will seek out encryption technology licensed from third parties to transmit confidential information, including customer credit card numbers. In addition, our servers will be vulnerable to computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to any interruptions, delays, loss of data or cessation in service to users of our services and products. The law relating to the liability of Internet service companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against Internet service companies under both US and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Concerns regarding liability for information disseminated over the Internet and the adoption of any additional laws or regulations may decrease the growth of the Internet, which could decrease the demand for our Internet auctions and other services.

N.   ADDITIONAL REGULATIONS COULD BE IMPOSED ON OUR INDUSTRY

AUTHORITIES COULD IMPOSE ADDITIONAL REGULATIONS ON COLLECTIBLES AND AUCTION MARKETS. The collectible coin and other high-end collectibles markets are not currently subject to direct federal, state or local regulation, although auctions in general and the sale of certain artwork and autographed sports memorabilia are regulated in some states. However, from time to time authorities discuss additional regulations which could impose restrictions on the collectibles industry, such as regulating collectibles as securities or requiring collectibles dealers to meet certain registration or reporting requirements, and impose restrictions on the conduct of auction businesses. Adoption of laws or regulations of this nature could increase the complexity and costs of conducting auctions, which might decrease our ability to attract sellers and buyers. In addition, due to the increasing popularity and use of the Internet, laws and regulations may be adopted with respect to the Internet that could significantly limit our Internet auction business or otherwise harm our business.

O.   STATES COULD IMPOSE OBLIGATIONS TO COLLECT SALES TAXES.

It is the Company's intention not to collect sales or other similar taxes on goods sold by users through our proposed Internet auction service. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as ours, which engage in or facilitate Internet commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. If adopted, these proposals could substantially impair the growth of Internet commerce, and could adversely affect our ability to profit from Internet commerce. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our proposed auctions could harm our business.

P.   WE ARE LARGELY CONTROLLED BY MANAGEMENT

Our officer and directors currently own or control a substantial majority of our outstanding common stock. If they act in concert, they will continue to be able to exercise voting control over the Company for the foreseeable future and will be able to elect the entire Board of Directors, set dividend policy and otherwise generally determine our management. This management control could prevent, or make more difficult, on-going business.

Q.   WE WILL RELY ON THIRD PARTIES FOR VARIOUS INTERNET AND PROCESSING SERVICES

In addition to our merchandise suppliers, our proposed operations will depend on a number of third parties for Internet access, delivery services and credit card processing. We will have limited control over these third parties and no long-term relationships with any of them. For example, we will not own a gateway onto the Internet, but instead, rely on Internet service providers to connect our website tot he Internet. Should the third parties that we will rely on for Internet access, delivery services or credit card processing services be unable to serve our needs for a sustained time period as a result of a strike, natural disaster or other reason, our business could be harmed.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following should be read in conjunction with our audited financial statements included within this registration statements.

PLAN OF OPERATION

The Business Plan for the Company over the next twelve months is to design and implement a web-site to initially conduct monthly auctions then later expand to premium auctions. The Company is seeking to establish relationships with selected coin dealers and experts in the coin collectible markets who possess the expertise, integrity and capacity to provide the Company with high-end coin collectibles for auction on a regular basis. The Company is currently seeking contractual arrangements with these suppliers that require them to supply the Company a minimum dollar value of collectible coins during each contract period.

The Company is also seeking coin collectibles that it can acquire for resale in the monthly auctions. By acquiring inventories of collectible coins will provide greater control over the quality and value of the coin collectibles the Company can make available for sale on the web-site. The Company anticipates that 90% of its initial business will be contracted through coin dealers and 10% will be in maintaining inventories for resale. During the initial 12-month period of business, the Company intends to publicize and attract people to its proposed web-site through Internet advertising and print advertisements placed in weekly and monthly trade publications targeted at coin collectors.

In order to proceed with the proposed business plan, the Company will need to raise capital. Management's plan, "for the next several months" is to raise capital and begin making contact with potential coin dealers and experts to seek contractual arrangements to supply the Company a minimum dollar value of collectible coins. There can be no assurance or guarantee that there will be any interest by investors to invest in the Company or that any proceeds can be raised by the Company. If capital cannot be raised by the Company, it will have a material adverse impact on the progress of its strategic business plan.

The Company may experience significant volatility in our quarterly results. If, and when, the Company begins operations, there can be no assurance that we will ever report a net income in any period, and we expect that we will report operating losses for the foreseeable future.

Excluding its current officer, the Company has no employees. While the Company plans to hire additional employees and train them, it may be unable to find and hire additional qualified management and professional personnel to help lead us. The addition of employees will depend on the ability of the company to raise additional capital, which cannot be assured.

The Company's officer and directors make up its entire management team. These two individuals are employed at other companies and plans to initially devote minimal time to promoting the Company's strategic business plan. If other obligations take priority for the Company's officer and directors, it will have a material adverse impact on the progress of the Company. In addition, there has been and are no plans for compensating the officer or directors until sufficient revenue flow can be generated, of which, there is no guarantee. Since the officer and directors are being compensated by their employment elsewhere, they may be less motivated to spend adequate time promoting the Company.

Management does not anticipate any product research and development, or the purchase or sale of any significant equipment.

ANALYSIS OF FINANCIAL CONDITION

The Company has not yet generated positive cash from operating activities. The Company does not expect to generate positive cash from operations for the year ending December 31, 2000. From July 20, 1998 to April 18, 2000, the Company has a net loss of $4,767. The losses were a result of organization and other start-up related costs. As of April 18, 2000 the Company has $13,657 in cash. (See "Financial Statements" within this registration statement).

The Company does not foresee a material increase in operating expenses until such time sufficient capital can be raised and the Company proceeds with its business plan. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with developing the website on the Internet, purchasing auction software and developing contractual arrangement with coin partner companies to supply the Company with collectibles, price guides and authoritative information in their areas of expertise. There can be no assurances that any contractual arrangements can even be made, and if favorable agreements cannot be made, it would have a material adverse impact on the Company. Management has not negotiated or entered into any agreements with any potential coin partner companies. In addition, management has not developed any development plans or negotiation standards for dealing with potential coin partner companies.

Management's immediate plan is to focus its efforts on raising capital and contacting potential coin partner companies. Management hopes to raise sufficient capital within the next twelve months to initiate operations that include positioning itself with coin partner companies and meeting both its short-term and long-term operating requirements. The Company's officer and directors makes up the current management team. These two individuals have other obligations and plan to initially devote minimal time to promoting the company's strategic business plan. If other obligations take priority for the officer and directors over that of the company's, it will have a material adverse impact on the progress of the Company. In addition, excluding the shares that were issued to the officer at ($0.0002 per share), there has been, and are no plans for compensation to be paid to the officer or directors until sufficient revenue flow can be generated.

Currently management has not determined the dollar amount required to adequately initiate its operations and has not determined a minimum or maximum amount it plans to raise. The Company may encounter business initiatives that require significant cash commitments or unanticipated problems or expenses that could result in a requirement for additional cash before that time. If the Company rises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space to do its present business by a director of the Company. Going forward, the Company plans to use the offices of the director, at no cost to the Company. Both parties have agreed to continue this arrangement until the Company begins operations and/or generates revenue.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of April 18, 2000 of each officer, director and who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of April 18, 2000, there were 5,169,000 common shares outstanding.

                         Beneficial Ownership of Shares

Name                                 Number            Percent*         Security
----                                 ------            --------         --------
Christos Papadimas (1)
President and Director              5,000,000            96.7%           Common

Officers and Directors
as a Group                          5,000,000            96.7%           Common

----------
* Rounded up to the nearest whole number.
(1) Christos Papadimas' address is 744 W Hastings St., Suite 316, Vancouver, BC, Canada V6C 1A6 is the direct owner and is described above. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 5,169,000 outstanding shares on April 18, 2000.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth certain information concerning the Executive Officers and Directors of the Company as of March 31, 2000.

Name                      Age       Position                Term of Office
----                      ---       --------                --------------
Christos Papadimas (1)    25        Director, President,    Until annual meeting
                                    Secretary               of stockholders

J. Michael Page (2)       56        Director                Until annual meeting
                                                            of stockholders

----------
(1) Christos Papadimas' address is 744 W Hastings St., Suite 316, Vancouver, BC, Canada V6C 1A6.
(2) J. Michael Page's address is 1445 Marpole Ave., Suite 409, Vancouver, British Columbia, Canada.

There are no other persons nominated or chosen to become Directors or Executive Officers, nor do we have any employees other than the above. There is no arrangement or understanding between any of our Directors or Officers pursuant to which they were elected to his office. The removal of a Director from the Board can be succeeded only by the following actions: (1) majority vote of the existing Directors; or (2) majority vote of the shareholders of record.

RESUMES:

Christos Papadimas - Director, President and Secretary. Since 1998, Mr. Papadimas has served as President, Secretary and Director of Tugboat International, Inc. Mr. Papadimas is currently Business Consultant and Representative of Argiaki Brewery Enterprises, Vancouver, British Columbia since June, 2000, and Consultant to Present Colliers International Ltd., Vancouver, British Columbia since September, 1999. He is also currently enrolled at University of Simon Fraser, Burnaby, British Columbia in the economics undergraduate program. From 1997 through 1999, Mr. Papadimas worked as Business Manager of Autoplus Services, Vancouver, British Columbia. From 1996 to 1998, Mr. Papadimas worked as Assistant Manager of Knight and Day Restaurant in Richmond, British Columbia Canada.

J. Michael Page - Director. Mr. Page has vast experience in managing and developing business and business activities in a wide array of industries. Mr. Page has experience in Management, Marketing and Product/Business Development in emerging developing companies. Mr. Page, a business management consultant, currently serves as a Director of the Company since 2000. From 1998 to 2000, he served as a Director of Cortez Development. From 1996 to 1999, he served as President and Director of Galveston Oil & Gas, Inc. From 1987 to 1996, Mr. Page served as an executive with Equus Technologies, Ltd., a computer software company which trades on the CDNX Exchange.

The Company presently expects to conduct its annual meeting of shareholders and directors in April, 2001, at which time directors will again be elected. All directors serve for a period of one year, unless removed in accordance with our By-Laws.

POTENTIAL CONFLICTS OF INTEREST

The Company's officer and directors are currently engaged in other employment. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and directors are engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

A conflict may arise in the event that another company with which management is affiliated is formed and actively seeks business similar to that of the Company's business plan. Initially Mr. Papadimas and Mr. Page will be responsible for seeking, evaluating, negotiating and consummating business partnerships with companies which may result in terms providing benefits to Mr. Papadimas and Mr. Page.

As both Mr. Papadimas and Mr. Page are engaged in other business activities, demands may be placed on the time of Mr. Papadimas and Mr. Page which will detract from the amount of time they are able to devote to the Company. Mr. Papadimas and Mr. Page intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Papadimas or Mr. Page would not attend to other matters prior to those of the Company. Both Mr. Papadimas and Mr. Page projects that initially approximately twenty hours per month of their time may be spent on the related business activities of the Company. However, there are no assurances that twenty hours per month will be spent.

ITEM 6. EXECUTIVE COMPENSATION

The Officer of the Company has received no compensation, including no bonus or incentive plans - stock, cash, or otherwise. The Company plans to begin compensating the officer only at such time the Company is generating sufficient revenues. Presently, the Company has not established any dates or other requirements for the officers to begin receiving compensation. If, and when, the time is deemed appropriate for the officers to receive compensation, the matter will be brought before the Board of Directors to vote.

COMPENSATION OF DIRECTORS

During the most recently completed financial year ended December 31, 1999 and the interim audited period of April 18, 2000, there was no compensation paid, by the Company to its director(s), for services as a director(s). There are no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as directors, although the Company from item to time may grant options to acquire Common Shares for directors. As at the date hereof the Company has no outstanding options to Directors that have been granted for their service.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACITONS

On July 20, 1998 the Company issued 5,000,000 common shares at ($.0002) per share to its president and director, Christos Papadimas in consideration for $1,000.

ITEM 8. DESCRIPTION OF SECURITIEES.

CURRENT CAPITAL STRUCTURE

As of April 18, 2000 the Company has 80,000,000 Shares of Common Stock with a par value of $0.0001, authorized, with 5,169,000 Shares outstanding and 20,000,000 Shares of Preferred Stock with a par value of $0.0001, authorized, with zero Shares outstanding.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect tot he election of directors, with the result that the holders of more than 50 percent of the Shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the commons stock. All of the outstanding Shares of Common Stock are, and the Shares of Common Stock Offered hereby, when issued for the consideration set forth in this Prospectus, will be fully paid and non-assessable.

PREFERRED STOCK

The Company has 20,000,000 Shares of Preferred Stock, par value $0.0001, authorized with zero Shares outstanding.

OPTIONS AND WARRANTS

The Company has no outstanding options or warrants to purchase common stock.

DEBT SECURITIES

The Company has no debt securities.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company is authorized to issue 80,000,000 shares of Common stock, par value $0.0001 per share. As of April 18, 2000, the Company had outstanding 5,169,000 shares of Common stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and subjects tot he rights of the preferred shareholders. There are 20,000,000 shares of preferred par value$0.0001, none of which are outstanding.

Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. At any meeting of Shareholders, a majority of the outstanding Common shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if theirs is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made of the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights an liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

NON-CUMULATIVE VOTING

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

MARKET PRICE

There is no trading market for the Company's Common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market, does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock." The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the national Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

The party is not a party to, and none of the company's property are subject to, any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On July 20, 1998, the Company was incorporated under the laws of the State of Delaware.

The date, title and amount of unregistered securities sold/issued by Tugboat International, Inc. are as follows:

On July 20, 1998 the Company issued 5,000,000 shares of its common stock to its president, Christos Papadimas in consideration of $1,000. The stock was issued in reliance on an exemption from registration for non public offerings contained in section 4 (2) of the United States Securities Act of 1933, as amended.

Between February 11, 1999 through March 20, 1999, the Company sold 169,000 common shares to 45 persons at $0.10 per share for a total of $16,900. The shares were sold in reliance on an exemption from registration contained in Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.

On November 15, 2000 (subsequent to the audit attached to this 10SB), Tugboat issued 250,000 shares of restricted (144) common stock to it's second director,
J. Michael Page, of Vancouver, BC., making the total issued and outstanding 5,419,000.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents, against expenses incurred in any action, suit, or proceeding. There are no specific provisions in either the articles or the bylaws.

                                    PART F/S

The following audited financial statements of the company were prepared by DeVisser & Company, Chartered Accountants, located at 401-905 West Pender street, Vancouver, B.C. Canada V6C 1L6. The statements include an Accountant's Audit Report, Balance Sheet as of April 18, 2000, Statement of Operations for the period of Incorporation on July 20, 1998 to December 31, 1998, for the year ended December, 1999, for the period ended April 18, 2000, and for the period from July 20, 1998 (inception) to April 18, 2000, Statement of Cash Flows for the period of Incorporation on July 20, 1998 to December 31, 1998 for the year ended December, 1999, for the period ended April 18, 2000, and for the period from July 20, 1998 (inception) to April 18, 2000, Shareholders' Equity period from July 20, 1998 (inception) to April 18, 2000, as well as Notes to the Financial statements.

                          INDEX TO FINANCIAL STATEMENTS

     INDEPENDENT AUDITORS' REPORT .....................................  20

     BALANCE SHEET ....................................................  21

     STATEMENTS OF OPERATIONS AND DEFICIT .............................  22

     CONSOLIDATED STATEMENT OF CASH FLOWS .............................  23

     STATEMENT OF STOCKHOLDER'S EQUITY ................................  24

     NOTES TO FINANCIAL STATEMENTS ....................................  25

                       [LETTERHEAD OF DE VISSER & COMPANY]


AUDITORS' REPORT

To the Shareholders of Tugboat International Inc.

We have audited the consolidated balance sheets of Tugboat International Inc. as at September 20, 2000, December 31, 1999 and December 31, 1998, and the statements of operations and cash flows for the period and the years then ended and for the period from the date of incorporation on July 20, 1998 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position and shareholder's equity of the Company as at September 30, 2000, December 31, 1999 and December 31, 1998 and the results of its operations and its cash flows for the period and years then ended and for the period from the date of its incorporation on July 20, 1998 to December 31, 1998, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ De Visser & Company


CHARTERED ACCOUNTANTS

Vancouver, British Columbia
November 6, 2000

                           TUGBOAT INTERNATIONAL INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET

                                                                                     December 31
                                                                 September 30,    --------------------
                                                                    2000           1999          1998
                                                                   -------        -------      -------
                                     ASSETS
CURRENT
  Cash                                                             $ 6,706        $12,291      $     0
  Accounts receivable                                                    0          3,100        1,000
                                                                   -------        -------      -------
                                                                     6,706         15,391        1,000

Incorporation Costs                                                    476            476          476
                                                                   -------        -------      -------

                                                                   $ 7,182        $15,867      $ 1,476
                                                                   =======        =======      =======
                                  LIABILITIES
CURRENT
  Accounts Payable                                                 $   700        $   600      $   476
                                                                   -------        -------      -------

                              STOCKHOLDERS' EQUITY

SHARE CAPITAL (note 4)
  Authorized:
    80,000,000 common shares, par value $0.0001 per share
    20,000,000 preferred shares, par value $0.0001 per share
  Shares Issued                                                     17,900          1,000        1,000
  Share Subscriptions                                                    0         16,900            0
  Deficit accumulated during the
    Development Stage                                              (11,418)        (2,633)           0
                                                                   -------        -------      -------
                                                                     6,482         15,267        1,000
                                                                   -------        -------      -------

                                                                   $ 7,182        $15,867      $ 1,476
                                                                   =======        =======      =======

Continuance of Operations (note 3)

                     See notes to the financial statements

                           TUGBOAT INTERNATIONAL INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                                                  Incorporation
                                       Cumulative                                      on
                                        amounts         For the       For the     July 20, 1998
                                     July 20, 1998    period ended   year ended        to
                                    to September 30,  September 30,   December     December 31,
                                          2000            2000          1999          1998
                                       ----------      ----------    ----------    ----------
GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges                           $       17      $        0    $       17    $        0
Office expenses                             6,208           4,317         1,891             0
Legal and accounting                        1,500             900           600             0
Trust and filing                            3,693           3,568           125             0
                                       ----------      ----------    ----------    ----------

Loss for the period                       (11,418)         (8,785)       (2,633)            0

Deficit - beginning of period                   0          (2,633)           --             0
                                       ----------      ----------    ----------    ----------

Deficit - end of period                $  (11,418)     $  (11,418)   $   (2,633)   $        0
                                       ==========      ==========    ==========    ==========

WEIGHTED AVERAGE NUMBER OF SHARES
  Outstanding                                           5,169,000     5,000,000             0
                                                       ==========    ==========    ==========
  Loss per share                                       $    (0.00)   $    (0.00)   $    (0.00)
                                                       ==========    ==========    ==========

                      See notes to the finacial statements

                           TUGBOAT INTERNATIONAL INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Incorporation
                                             Cumulative                                      on
                                              amounts         For the       For the     July 20, 1998
                                           July 20, 1998    period ended   year ended        to
                                          to September 30,  September 30,   December     December 31,
                                                2000            2000          1999          1998
                                             ----------      ----------    ----------    ----------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
  Net Loss for the period                    $  (11,418)     $   (8,785)   $   (2,633)   $        0

  Adjustments to reconcile net loss
    to cash provided by operations:

Decrease (Increase) in accounts receivable            0           3,100        (2,100)       (1,000)
Increase in accounts payable                        700             100           124           476
                                             ----------      ----------    ----------    ----------
                                                                 (5,585)       (4,609)         (524)
FINANCING ACTIVITY
  Incorporation costs                              (476)              0             0          (476)
  Proceeds from the issuance of shares           17,900               0        16,900         1,000
                                             ----------      ----------    ----------    ----------
                                                 17,424               0        16,900           524
                                             ----------      ----------    ----------    ----------

Net cash provided during the period               6,706          (5,585)       12,291             0

Cash - beginning of period                            0          12,291             0             0
                                             ----------      ----------    ----------    ----------
Cash - end of period                         $    6,706      $    6,706    $   12,291    $        0
                                             ==========      ==========    ==========    ==========

                      See notes to the financial statements

                           TUGBOAT INTERNATIONAL INC.
                         (A DEVELOPMENT STAGE COMPANY)

                        STATEMENT OF SHAREHOLDER'S EQUITY

                                                         Additional                     Total
                               Common        Common       Paid-in      Accumulated   Stockholders'
                               Stock         Stock        Capital       Deficit         Equity
                             ----------    ----------    ----------    ----------     ----------
Shares issued                 5,000,000      $  500      $    500                      $  1,000
Net loss                                                               $       0              0
                             ----------      ------      --------      ---------       --------
Balance December 31, 1998     5,000,000         500           500              0          1,000

Share subscriptions             169,000          17        16,883                        16,900
Net loss                                                                  (2,633)        (2,633)
                             ----------      ------      --------      ---------       --------
Balance December 31, 1999     5,169,000         517        17,383         (2,633)        15,267

Net Loss                                                                  (8,785)        (8,785)
                             ----------      ------      --------      ---------       --------
Balance September 30, 2000    5,169,000      $  517      $ 17,383      $ (11,418)      $  6,482
                             ==========      ======      ========      =========       ========

                      See notes to the financial statements

                           TUGBOAT INTERNATIONAL INC.
                         (A Development Stage Company)

                       Notes to the Financial Statements
   (For the Period Ended September 30, 2000, the year ended December 31, 1999 and the Period from Incorporation on July 20, 1998 to December 31, 1998


1.  THE CORPORATION AND ITS BUSINESS

    Tugboat International Inc. was incorporated in the state of Delaware, United States of America on July 20, 1998 under the Delaware Revised Statutes, Chapter 78, Private Companies.

    The Company has an office in British Columbia, Canada and is in its development stage. Its activities to date have been limited to capital formation, organization, acquisition of goods on consignment and web site construction

2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

    These financial statements have been prepared in United States of America dollars using United States of America Generally accepted Accounting Principles.

    The Company has not yet determined and established its accounting policies and procedures, except as follows:

     1.   The Company uses the accrual method of accounting.

     2. Net loss per share is provided in accordance with Financial Accounting Standards No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

     3. The Company has not yet adopted any policy regarding the payment of dividends. No dividends have been paid since inception.

3.  CONTINUANCE OF OPERATIONS

    The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company currently has no source of revenue and without the realization of additional capital, it would be unlikely for the Company to continue is a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

4.  SHARE CAPITAL

    AUTHORIZED

    The authorized share capital consists of 80,000,000 shares of commons stock with a par value of $0.0001 and 20,000,000 shares of preferred stock with a par value of $0.0001.

    ISSUED

    5,169,000 shares of common stock have been issued for $17,900
    5,000,000 shares were issued at $0.0002 per share ($1,000); and the balance of
    169,000 share were issued at $0.10 per share ($16,900).

                                    PART III

b) Exhibits

     Exhibit
     Number         Description
     ------         -----------
      3.i           Articles of Incorporation of the Registrant

      3.ii          Bylaws of the Registrant

      23            Consent of De Visser & Company

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration statement to be singed on its behalf by the undersigned, thereunto duly authorized.


                                        TUGBOAT INTERNATIONAL, INC.


Date: January 2, 2001                 By /s/ Christos Papadimas
                                           -------------------------------------
                                           Christos Papadimas
                                           President, Director